EXHIBIT 99.1

Hydrogenics Announces Resignation of Chief Financial Officer

MISSISSAUGA, Ontario, Sept. 21, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and power systems, today announced today that its Chief Financial Officer, Jennifer Barber, has resigned from Hydrogenics, effective November 8, 2012, to pursue a senior finance position with another large Canadian public organization.

"We are very appreciative of the eleven years of outstanding service which Jennifer has given the company and wish her well in her future career," said Daryl Wilson, President and Chief Executive Officer. An external search has been initiated for a new CFO. Kelly Frizzell, Hydrogenics' Director of Finance & Corporate Controller, has been appointed acting CFO and will serve in this capacity until a new CFO has been selected.

About Hydrogenics:

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

CONTACT: Company Contact:
         Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com